English translation

WISEKEY SEMICONDUCTORS

Simplified joint stock company (société par actions simplifiée) with capital of 1,298,162 euros

Head office: Arteparc de Bachasson, Bâtiment A, rue de la Carrière de Bachasson 13590 Meyreuil, France

523 966 182 R.C.S. Aix-en-Provence

(hereinafter the 'Company')

SUBSCRIPTION FORM

Amount and terms of issue

Pursuant to the minutes of the written decisions of the Company's sole shareholder, dated 15 December 2022, it was decided to increase the Company's share capital by a total nominal amount of 175,000 euros, through the issuance of a total of 175,000 new ordinary shares with a nominal value of 1 euro each, with a unit premium of 39 euros, i.e., a total issue premium of 6,825,000 euros.

The new ordinary shares shall be subject to all the provisions of the articles of association and shall enjoy the rights attached thereto as from the date of the final implementation of the capital increase, subject to the first written decision of the Company's sole shareholder dated 15 December 2022, and, with respect to the right to dividends, as from the first day of the current financial year.

The newly issued ordinary shares shall be registered in the share register, which registration shall be reflected in the Company's individual accounts.

Payment of funds

The new ordinary shares issued in this manner must be paid up in full between the date of the above-mentioned decisions of the Company's sole shareholder and 30 December 2022 by way of set-off against certain, liquid, and payable claims against the Company, in accordance with the provisions of Article L.225-128 of the French Commercial Code, it being specified that the subscription period may be closed early as soon as all the new ordinary shares to be issued have been subscribed. The subscription period will be closed early upon subscription of all the new ordinary shares, in accordance with the provisions of Article L. 225-141 of the French Commercial Code.

The share premium shall be recorded in a special equity account, entitled the 'Share Premium Account'.

Subscription form

The undersigned,

WISeKey International Holding AG, a company under Swiss law with share capital of 5,414,945.78 Swiss Francs, with its head office at Guisan-Strasse 6, 6300 Zug (Switzerland),

beneficiary, by virtue of its preferential subscription right as Company's sole shareholder, of the right to subscribe to one hundred and seventy-five thousand (175,000) new ordinary shares,

declares by the present form, that it subscribes to the said capital increase for one hundred and seventy-five thousand (175,000) new ordinary shares with a nominal value of 1 euro each, with a unit premium of thirty-nine (39) euros, i.e., a total subscription price of seven million (7,000,000) euros, declares that it pays up its subscription, i.e., the sum of seven million (7,000,000) euros, representing the total value of the new ordinary shares subscribed (nominal value and issue premium) by way of set-off against the certain, liquid, and payable claim that it has against the Company in respect of a current account advance granted to the Company in the amount (in principal and accrued interest) of eight million four hundred and thirty-four thousand two hundred and seventy-seven dollars and sixty-seven cents (USD 8,434,277.67) equivalent to eight million thirty-four thousand four hundred euros and thirteen cents (EUR 8,034,400.13.)

Valid for the subscription of one hundred and seventy-five thousand (175,000) new ordinary shares *

/s/Peter Ward /s/Carlos Moreira
WISeKey International Holding AG,

Represented by Messrs Peter Ward and Carlos Moreira

(*) Mention validated by electronic signature process in accordance with Article 1174 and Articles 1366 et seq. of the French Civil Code.